TMX | TSX Trust

## Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

**Trilogy International Partners Inc.** has elected to utilize notice-and-access and provide you with the following information:
**Meeting Date and Time: May 10, 2018 at 2:30 p.m., Eastern Daylight Time**
**Meeting Location: Room L2 on the Twenty-Seventh Floor of the Sun Life Centre, 150 King Street, Toronto, ON, Canada**
Meeting materials are available electronically at www.sedar.com and also on https://docs.tsxtrust.com/2015.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by May 1, 2018.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

| |
|---|
| 1. Number of Directors |
| 2. Election of Directors |
| 3. Appointment of Auditors |

You should review the Information Circular before voting.

(Detach and Retain top for your records)

## Request for Financial Statements

**Trilogy International Partners Inc.**
**("Corporation")**
2018

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations*, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

**IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:**

**TSX Trust Company**
**301 - 100 Adelaide Street West**
**Toronto ON M5H 4H1**
**Or by fax to: 416-595-9593**

**Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.**

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me: ☐ **Annual Financial Statements with MD&A** ☐ **Interim Financial Statements with MD&A**

FIRST NAME LAST NAME

ADDRESS CITY

PROVINCE/STATE POSTAL/ZIP CODE COUNTRY

Signature of Security holder DATE (MM/DD/YYYY)